Exhibit 99.1

news release

Encana reports strong performance in 2014, reduces 2015 capital

Calgary, Alberta (February 25, 2015) TSX, NYSE: ECA

Encana reported strong results from a transformative 2014 in which the company restructured its organization, transformed its portfolio and delivered solid operational results. The company delivered on all of its strategic targets and achieved enduring efficiency improvements throughout the business. Highlights include:

•	Average annual liquids production of 86,800 barrels per day (bbls/d) up 61 percent from 2013
•	Fourth quarter liquids production averaged 106,400 bbls/d, up 61 percent year-over-year
•	Two-thirds of fourth quarter 2014 upstream operating cash flow, including hedging, derived from liquids production
•	Successful base production optimization reduced base decline from 34 percent to 29 percent
•	Seamless operational transition into the Eagle Ford and Permian Basin with immediate capital efficiencies
•	$150 million in operating and administrative cost savings
•	The best safety record in company history based on total recordable injury frequency rate

“The transformation of Encana occurred at a pace that exceeded even our own expectations and our accomplishments in 2014 shouldn’t be overshadowed by today’s low commodity price environment,” said Doug Suttles, Encana President & CEO. “We resized the company, focused our capital investment on our most strategic assets and enhanced operational performance. Consistent with our strategy to grow higher margin production, we successfully transitioned to a more liquids-weighted portfolio which helped to deliver a marked increase in year-over-year cash flow.”

Encana’s strategic focus on growing value was evident in the first year of its new strategy through the 14 percent increase in year-over-year cash flow to approximately $2.9 billion, or $3.96 per share. This cash flow growth was delivered within the context of approximately seven percent lower total production and substantially similar oil and gas prices compared to 2013. The company met its 2014 production targets while spending approximately eight percent less capital than indicated in the mid-year Guidance. Full-year operating earnings of around $1.0 billion, or $1.35 per share, were up 25 percent from last year. Net earnings attributable to common shareholders were approximately $3.4 billion or $4.58 per share.

For the fourth quarter of 2014, Encana reported cash flow of approximately $377 million, or $0.51 per share, and operating earnings of $35 million, or $0.05 per share, compared with cash flow of $677 million or $0.91 per share and operating earnings of $226 million or $0.31 per share in the fourth quarter of 2013. The year-over-year decline in cash flow was largely due to higher current taxes and one-time outlays associated with the completion of the acquisition of Athlon Energy Inc. (“Athlon”), including the early repayment of Athlon’s long-term debt. Upstream operating cash flow, excluding realized hedging, totaled $694 million in the fourth quarter of 2014 compared with $728 million a year earlier. Propelled by successful drilling programs and strong production results from the Eagle Ford and Permian, the two strategic assets acquired in 2014, Encana averaged fourth quarter liquids volumes of 106,400 bbls/d, reflecting a 61 percent year-over-year increase.

To maintain a solid balance sheet and help strengthen liquidity through a low price environment, Encana is reducing its previously announced 2015 capital investment by approximately $700 million to between $2.0 billion and $2.2 billion. The company’s 2015 capital program is now based on assumptions of $50 per barrel (bbl) WTI oil prices and NYMEX natural gas prices of $3 per million British thermal units (MMBtu). Encana expects total 2015 cash flow of between $1.4 billion and $1.6 billion. The company intends to fully fund its 2015 capital program and dividend with anticipated cash flow combined with net proceeds of around $800 million from the previously announced divestitures of certain Clearwater assets and Montney midstream infrastructure.

“We’re responding decisively and prudently to the current low commodity price environment,” said Suttles. “We will continue to execute our strategy at a pace that makes sense and continue our relentless efforts to realize enduring

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efficiencies in all aspects of our business. Our priority is to maintain our solid balance sheet and financial flexibility while preserving the long-term value of our portfolio by investing in our most strategic assets.”

Encana’s updated 2015 guidance can be downloaded from the company’s website at http://www.encana.com/investors/financial/corporate-guidance.html.

Operating highlights

More than 80 percent of Encana’s 2015 capital investment will be focused on the company’s four most strategic assets, all of which are expected to deliver substantial growth.

Permian Basin: Upon closing its acquisition of Athlon in the fourth quarter of 2014, Encana successfully integrated the Athlon team and maintained uninterrupted operations through the transition. By year-end, the company had drilled seven net horizontal and 21 net vertical wells and reduced well tie-in times from 15 to five days. Encana exited 2014 with an oil production rate of 18,000 bbls/d and total production of 31,000 barrels of oil equivalent per day (BOE/d). Encana now plans to invest approximately $700 million to run four to six horizontal rigs and four to six vertical rigs in 2015. The company anticipates drilling around 55 net horizontal wells and 110 net vertical wells. Projected volumes are expected to average at least 45,000 BOE/d in 2015.

Eagle Ford: Encana closed the acquisition of its Eagle Ford acreage during the second quarter of 2014. In its first full quarter of operations, the company achieved a nine percent reduction in drilling costs through optimization of well design and reduced cycle times. Fourth-quarter production in the play was approximately 36,000 bbls/d of liquids and 35 million cubic feet per day (MMcf/d) of natural gas. Encana drilled 35 net wells in the play in 2014 and plans to drill approximately 60 net wells in 2015. The company now plans to invest approximately $550 million to run two to three rigs in 2015. Total production in 2015 is expected to grow to over 50,000 BOE/d.

Montney: Annualized liquids production increased by 87 percent from 2013 to approximately 19,000 bbls/d, while annual natural gas production was approximately 514 MMcf/d. Fourth-quarter production was 24,600 bbls/d of liquids and 570 MMcf/d of natural gas. During the fourth quarter, Encana announced an agreement to sell midstream infrastructure in northeastern British Columbia to Veresen Midstream Limited Partnership. The transaction, expected to close in the first quarter of 2015, helps Encana to unlock value from midstream assets while ensuring reliable takeaway capacity in the Montney under an innovative fee-for-service arrangement. Encana drilled 79 net wells in the play in 2014 and plans to drill around 25 net wells in 2015 while running approximately three rigs. The company now expects a net investment of approximately $245 million. The Cutbank Ridge Partnership expects to invest an additional $325 million, representing a total gross investment of $570 million. Expected net production for 2015 is approximately 124,000 BOE/d.

Duvernay: The Duvernay team continued to reduce drilling and completion costs in 2014. Encana achieved an average cost of $12.4 million per well on the 4-4 pad, which is 17 percent lower than the 2014 target of $15 million and 50 percent lower than the 2013 average. Annualized liquids production grew more than 200 percent in 2014 to approximately 2,100 bbls/d. During the fourth quarter, Encana and its joint venture participant signed a long-term rich gas premium agreement with Aux Sable Canada LP to increase market takeaway capacity in the play. Encana drilled 24 net wells in the Duvernay last year. The company now plans to run two to three rigs in 2015 and drill around 15 net wells. Encana now expects a net investment of approximately $230 million. An additional $660 million of joint venture capital is expected to be invested in the play, representing a gross investment of $890 million. Expected net production for 2015 is approximately 10,000 BOE/d.

Encana updates its risk management program

As of February 24, 2015, Encana has hedged approximately 1,044 MMcf/d of expected February to December 2015 natural gas production using NYMEX fixed price contracts at an average price of $4.29 per thousand cubic feet (Mcf). In addition, Encana has hedged approximately 55,000 bbls/d of expected February to December 2015 oil production using WTI fixed price contracts at an average price of $62.18 per bbl and approximately 1,200 bbls/d of expected 2016 oil production at an average price of $92.35 per bbl. The company’s hedging program helps sustain cash flow and operating netbacks during periods of lower prices.

Dividend declared

On February 25, 2015, the Board declared a dividend of $0.07 per share payable on March 31, 2015 to common shareholders of record as of March 13, 2015.

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For the dividend payable on March 31, 2015, Encana’s Board of Directors has determined that all common shares distributed to participating shareholders pursuant to the company’s dividend reinvestment plan (DRIP) will be issued from Encana’s treasury at a two percent discount to the average market price of the common shares (as defined in the DRIP). Previously, common shares distributed to participating shareholders pursuant to the DRIP were issued from Encana’s treasury without a discount to the average market price. Any future dividends of common shares distributed to shareholders participating in the DRIP will be issued from Encana’s treasury with a two percent discount to the average market price unless otherwise announced by Encana by way of news release. Any Encana shareholders who may be interested in enrolling in the DRIP should review the information available at http://www.encana.com/investors/shareholder/dividend-reinvestment-plan.html.

Financial Summary
(for the period ended December 31) ($ millions, except per share amounts)	Q4 2014	Q4 2013	2014	2013
Cash flow[1]	377	677	2,934	2,581
Per share diluted	0.51	0.91	3.96	3.50
Operating earnings[1]	35	226	1,002	802
Per share diluted	0.05	0.31	1.35	1.09
Earnings Reconciliation Summary
Net earnings (loss) attributable to common shareholders	198	(251)	3,392	236
After tax (addition) deduction:
Unrealized hedging gain (loss)	341	(209)	306	(232)
Impairments	—	—	—	(16)
Non-operating foreign exchange gain (loss)	(151)	(124)	(407)	(282)
Income tax adjustments	(12)	(80)	(8)	28
Restructuring charges	(4)	(64)	(24)	(64)
Gain (loss) on divestitures	(11)	—	2,523	—
Operating earnings[1]	35	226	1,002	802
Per share diluted	0.05	0.31	1.35	1.09
[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary
(for the period ended December 31) (After royalties)	Q4 2014	Q4 2013	% ▲	2014	2013	% ▲
Natural gas (MMcf/d)	1,861	2,744	-32	2,350	2,777	-15
Oil and NGLs (Mbbls/d)	106.4	66.0	61	86.8	53.9	61

Natural Gas and Oil & NGLs Prices
	Q4 2014	Q4 2013	2014	2013
Natural gas
NYMEX ($/MMBtu)	4.00	3.60	4.41	3.65
Encana realized natural gas price[1] ($/Mcf)	4.16	4.34	4.59	4.09
Oil and NGLs ($/bbl)
WTI	73.15	97.46	93.00	97.97
Encana realized liquids price[1]	66.40	67.01	69.70	67.75
[1]	Realized prices include the impact of financial hedging.

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Reserves Quantities

2014 Proved Reserves Estimates – United States SEC Protocols (After Royalties) [1]
Using constant prices and costs; simplified table.	Natural Gas (Bcf)	Oil & NGLs (MMbbls)	Total (MMBOE)
December 31, 2013	7,852	220.8	1,529.5
Revisions and improved recovery	(261)	0.5	(43.0)
Extensions and discoveries	879	57.2	203.7
Purchase of reserves in place	240	201.1	241.1
Sale of reserves in place	(2,358)	(86.2)	(479.2)
Production	(858)	(31.7)	(174.7)
December 31, 2014	5,494	361.7	1,277.4
[1]	Numbers may not add due to rounding.

Using SEC constant price assumptions, Encana’s strategic transition to a more balanced commodity portfolio resulted in an increase in proved oil and NGLs reserves after royalties to approximately 362 million barrels (MMbbls) for year-end 2014, representing an increase of 141 MMbbls from 2013 primarily due to the purchase of reserves in place of approximately 201 MMbbls, partially offset by the sale of reserves in place of approximately 86 MMbbls. Extensions and discoveries after revisions of approximately 58 MMbbls replaced 182 percent of production during the year.

Encana’s 2014 proved natural gas reserves after royalties of approximately 5.5 trillion cubic feet (Tcf) decreased 2.4 Tcf from 2013 primarily due to the sale of reserves in place of approximately 2.4 Tcf resulting from the company’s strategic transition to a more balanced commodity portfolio. Gas extensions and discoveries after revisions resulted in the addition of approximately 0.6 Tcf which replaced 72 percent of production during the year.

2014 Proved Reserves Estimates – Canadian Protocols (After Royalties) [1]
Using forecast prices and costs; simplified table.	Natural Gas (Bcf)	Oil & NGLs (MMbbls)	Total (MMBOE)
December 31, 2013	8,576	234.9	1,664.2
Extensions & discoveries	847	49.7	190.8
Revisions	(852)	(4.6)	(146.6)
Acquisitions	237	198.1	237.5
Divestitures	(2,427)	(89.9)	(494.3)
Production	(858)	(31.7)	(174.6)
December 31, 2014	5,522	356.5	1,276.9
[1]	Numbers may not add due to rounding.

Using forecast price assumptions, Encana’s strategic transition to a more balanced commodity portfolio resulted in an increase in proved oil and NGLs reserves after royalties to approximately 356 MMbbls for year-end 2014, representing an increase of 122 MMbbls from 2013 primarily due to acquisitions of approximately 198 MMbbls, partially offset by dispositions of approximately 90 MMbbls. Extensions and discoveries after revisions of approximately 45 MMbbls replaced 142 percent of production during the year.

Encana’s 2014 proved natural gas reserves after royalties of approximately 5.5 Tcf decreased 3.1 Tcf from 2013 primarily due to dispositions of approximately 2.4 Tcf resulting from the Company’s strategic transition to a more balanced commodity portfolio. Gas extensions and discoveries after revisions were essentially zero.

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Reserves and Resources (MMBOE, After Royalties)
	Estimated Reserves			Estimated Economic Contingent Resources
Using forecast prices and costs	1P Proved	2P Proved + Probable	3P Proved + Probable + Possible	1C Low Estimate	2C Best Estimate	3C High Estimate
Total As at Dec. 31 2014	1,277	2,349	2,763	5,094	7,672	10,356
Total As at Dec. 31 2013	1,664	2,458	2,935	4,940	8,549	12,338

For information on reserves reporting protocols see Note 2.

Conference call information

Encana will host a conference call today Wednesday, February 25, 2015 starting at 7:00 a.m. MT (9:00 a.m. ET). To participate, please dial (877) 291-4570 (toll-free in North America) or (647) 788-4919 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 a.m. MT (12 p.m. ET) on February 25 until 9:59 p.m. MT (11:59 p.m. ET) on March 4, 2015 by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 56241851. A live audio webcast, including slides, of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & Events. The webcasts will be archived for approximately 90 days.

Media are invited to participate in the call in a listen-only mode.

The unaudited interim Condensed Consolidated Financial Statements for the period ended December 31, 2014 are available at www.encana.com.

Encana Corporation

Encana Corporation (“Encana”) is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Upstream operating cash flow is defined as revenues, net of royalties, including realized hedging gains/losses less production and mineral taxes, transportation and processing and operating expenses for each of the respective Canadian and USA operations. Operating cash flow for a specific asset is defined as revenues, net of royalties, less production and mineral taxes, transportation and processing and operating expenses.

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•	Operating earnings is a non-GAAP measure defined as net earnings attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

NOTE 2: Reserves reporting information

Encana’s disclosure of reserves data is in accordance with Canadian securities regulatory requirements. Encana’s 2014 disclosure includes proved and probable reserves quantities before and after royalties employing forecast prices and costs in accordance with Canadian protocols. Reserves disclosure employing U.S. protocols uses SEC constant prices and costs on proved reserves on an after-royalties basis. Reserves disclosure under both Canadian and U.S. protocols will be available in the Annual Information Form, which the company anticipates filing in March.

For all Canadian protocol reserves and economic contingent resources estimates highlighted in this news release, Encana has used Henry Hub forecast prices of $3.31 per MMBtu for 2015, $3.75 per MMBtu for 2016, $4.00 per MMBtu for 2017, $4.25 per MMBtu for 2018, $4.50 per MMBtu for 2019, then increasing to $5.68 per MMBtu by 2024 and escalating 2 percent per year thereafter. Encana has used WTI forecast prices of $62.50 per bbl for 2015, $75.00 per bbl for 2016, $80.00 per bbl for 2017, $85.00 per bbl for 2018, $90.00 per bbl for 2019, then increasing to $104.57 per bbl by 2024 and escalating 2 percent per year thereafter.

RESERVES METRICS DEFINITIONS

Proved reserves added in 2014 included both developed and undeveloped quantities. Additions to and removals from Encana’s PUD bookings were consistent with Encana’s revised strategy. The company estimates that 100 percent of its PUDs will be developed within the next five years. Many performance measures exist; all measures have limitations and historical measures are not necessarily indicative of future performance.

ADVISORY REGARDING RESERVES & OTHER RESOURCES INFORMATION – Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

The estimates of economic contingent resources contained in this news release are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A low estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects a 90 percent confidence level. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects a 50 percent confidence level. A high estimate is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects a 10 percent confidence level.

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There is no certainty that it will be commercially viable to produce any portion of the volumes currently classified as economic contingent resources. The primary contingencies which currently prevent the classification of Encana’s disclosed economic contingent resources as reserves include the lack of a reasonable expectation that all internal and external approvals will be forthcoming and the lack of a documented intent to develop the resources within a reasonable time frame. Other commercial considerations that may preclude the classification of contingent resources as reserves include factors such as legal, environmental, political and regulatory matters or a lack of markets.

The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (National Instrument 51-101) differs from the disclosure under U.S. protocols prepared in accordance with the requirements of the SEC. The primary differences between the two reporting requirements include:

a.	the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves;

b.	the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average historical prices which are held constant;

c.	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis;
d.	the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis;

e.	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards; and

f.	the Canadian standards require that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. standards specify a five year limit after initial booking for the development of proved undeveloped reserves.

30-day initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to:

•	achieving the company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs
•	the company’s plan to continue to execute on its long-term strategy through 2016 and beyond, realize efficiencies and maximize profitability through focused capital allocation and operational excellence
•	anticipated positioning to be more competitive and resilient
•	anticipated cost reductions including capital and operating cost targets for 2015 and beyond, and the ability to preserve balance sheet strength
•	maintaining a balanced portfolio
•	the company’s plan to focus capital investment in its four most strategic assets (including in the Permian, Eagle Ford, Montney and Duvernay areas) and the expected growth from these areas in 2015
•	anticipated 2015 capital investment
•	anticipated 2015 cash flow
•	anticipated flexibility to make capital adjustments
•	expected proceeds from divestitures

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•	anticipated drilling and production and number of wells and the success thereof (including in the Permian, Eagle Ford, Montney and Duvernay areas)
•	expected third-party investment
•	expected hedging activities
•	anticipated oil, natural gas and NGLs prices
•	anticipated oil, natural gas and NGLs production in 2015 and beyond
•	anticipated dividends
•	potential future discounts to market price in connection with the company’s DRIP
•	estimated reserves and economic contingent resources, including estimates of PUDs and the expected period within which to convert PUDs to proved developed reserves
•	the expectation of meeting the targets in the company’s 2015 corporate guidance

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things:

•	volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves
•	assumptions based upon the company’s current guidance
•	the company’s ability to realize capital and operating efficiencies as anticipated
•	risks and uncertainties associated with announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all
•	fluctuations in currency and interest rates
•	risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met
•	product supply and demand; market competition
•	risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks
•	imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates
•	marketing margins; potential disruption or unexpected technical difficulties in developing new facilities
•	unexpected cost increases or technical difficulties in constructing or modifying processing facilities
•	risks associated with technology
•	the company’s ability to acquire or find additional reserves
•	hedging activities resulting in realized and unrealized losses
•	business interruption and casualty losses
•	risk of the company not operating all of its properties and assets
•	counterparty risk
•	risk of downgrade in credit rating and its adverse effects
•	liability for indemnification obligations to third parties
•	variability of dividends to be paid
•	its ability to generate sufficient cash flow from operations to meet its current and future obligations
•	its ability to access external sources of debt and equity capital
•	the timing and the costs of well and pipeline construction
•	the company’s ability to secure adequate product transportation
•	changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations
•	political and economic conditions in the countries in which the company operates
•	terrorist threats
•	risks associated with existing and potential future lawsuits and regulatory actions made against the company
•	risk arising from price basis differential
•	risk arising from inability to enter into attractive hedges to protect the company’s capital program
•	and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

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Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2015 cash flow for Encana is based upon, among other things, achieving average production for 2015 of between 1.60 Bcf/d and 1.70 Bcf/d of natural gas and 130,000 bbls/d to 150,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.00 per MMBtu and WTI of $50 per bbl, an estimated U.S./Canadian dollar exchange rate of $0.80 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Advisor, Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

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